Coady Diemar Partners, LLC
Statement of Financial Condition
December 31, 2015

CONFIDENTIAL

Assets	
Cash and cash equivalents	$ 39,819
Fees receivables	33,336
Due from Members	14,426
Prepaid expenses and other assets	82,788
Total Assets	$170,369
Liabilities and Members' Equity	
Liabilities	
Accrued expenses	$ 15,658
Total Liabilities	$ 15,658
Members' Equity	154,711
Total Liabilities and Members' Equity	$170,369

The Notes to Financial Statements are an integral part of this Statement